AUSTIN GOLD CORP.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in United States dollars)

AUSTIN GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited - Expressed in United States dollars
		March 31,	December 31,
	Note	2025	2024
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$614,892	$381,899
Short-term investments	4	4,200,240	4,914,382
Receivables and other	5	53,394	116,966
		4,868,526	5,413,247
Non-current assets
Marketable securities		8,380	12,404
Exploration and evaluation ("E&E") assets	6	4,161,085	4,077,474
Property and equipment		9,050	9,745
Total assets		$9,047,041	$9,512,870
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7 , 9	$109,087	$228,698
		109,087	228,698
SHAREHOLDERS' EQUITY
Share capital	8	16,568,175	16,568,175
Other reserves	8	3,543,490	3,390,199
Accumulated other comprehensive income (loss) ("AOCI")		(574,949)	(574,949)
Deficit		(10,598,762)	(10,099,253)
		8,937,954	9,284,172
Total liabilities and shareholders' equity		$9,047,041	$9,512,870
Nature of operations and going concern	1
Commitments	11

Approved on behalf of the Board of Directors:

"Tom S.Q. Yip"	"Dennis L. Higgs"
Tom S.Q. Yip	Dennis L. Higgs
Chair of the Audit Committee and Director	President and Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Unaudited - Expressed in United States dollars, except for share data
		For the three months ended
	Note	March 31,	March 31,
		2025	2024
Administrative expenses
Management salaries and consulting fees	9	$157,015	$165,613
Share-based compensation	8 , 9	140,197	354,478
Professional fees		66,962	114,021
Insurance		64,743	86,040
Listing and filing fees		64,728	59,891
Investor relations and marketing		20,179	77,149
Travel expenses		14,610	7,890
General and administrative		12,167	9,190
Shareholder information		3,583	7,412
Depreciation		695	246
Operating loss		(544,879)	(881,930)
Unrealized fair value (loss) gain on marketable securities		(4,024)	1,469
Write-off of E&E assets	6	(770)	(1,050)
Foreign exchange gain (loss)		38	(2,481)
Interest and finance income		50,276	108,473
Loss before taxes		(499,359)	(775,519)
Current income tax expense		(150)	(150)
Net loss and comprehensive loss for the period		$(499,509)	$(775,669)
Loss per share - basic and diluted		$(0.04)	$(0.06)
Weighted average number of shares		13,271,750	13,271,750

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited - Expressed in United States dollars
		For the three months ended
	Note	March 31,	March 31,
		2025	2024
Cash flows used in operating activities
Net loss for the period		$(499,509)	$(775,669)
Items not affecting cash:
Current income tax expense		150	150
Depreciation		695	246
Interest and finance income		(50,276)	(108,473)
Share-based compensation	8	140,197	354,478
Unrealized fair value loss (gain) on marketable securities		4,024	(1,469)
Unrealized foreign exchange gain		(39)	(106)
Write-off of E&E assets	6	770	1,050
Changes in non-cash working capital items:
Receivables and other		63,572	126,772
Accounts payable and accrued liabilities		13,256	5,393
Income taxes paid		(150)	-
Net cash used in operating activities		(327,310)	(397,628)
Cash flows generated by investing activities
Expenditures on E&E assets		(204,219)	(684,452)
Interest received		14,418	83,010
Purchase of property and equipment		-	(11,000)
Purchase of short-term investments		-	(2,000,000)
Redemption of short-term investments		750,000	4,000,000
Net cash generated by investing activities		560,199	1,387,558
Increase in cash and cash equivalents for the period		232,889	989,930
Cash and cash equivalents, beginning of period	3	381,899	907,551
Effect of foreign exchange rate changes on cash and cash equivalents		104	(1,869)
Cash and cash equivalents, end of period	3	$614,892	$1,895,612

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Unaudited - Expressed in United States dollars, except for share data
	Note	Number of common shares	Share capital	Other reserves	AOCI	Deficit	Total
Balance - December 31, 2023		13,271,750	$16,568,175	$2,355,931	$(574,949)	$(7,020,522)	$11,328,635
Value assigned to share options and warrants vested	8	-	-	404,389	-	-	404,389
Net loss for the period		-	-	-	-	(775,669)	(775,669)
Balance - March 31, 2024		13,271,750	$16,568,175	$2,760,320	$(574,949)	$(7,796,191)	$10,957,355

Balance - December 31, 2024		13,271,750	$16,568,175	$3,390,199	$(574,949)	$(10,099,253)	$9,284,172
Value assigned to share options and warrants vested	8	-	-	153,291	-	-	153,291
Net loss for the period		-	-	-	-	(499,509)	(499,509)
Balance - March 31, 2025		13,271,750	$16,568,175	$3,543,490	$(574,949)	$(10,598,762)	$8,937,954

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

1. NATURE OF OPERATIONS AND GOING CONCERN

(a) Nature of operations

Austin Gold Corp. (the "Company") was incorporated on April 21, 2020, in British Columbia ("BC"), Canada. The Company is a reporting issuer in BC and its common shares are traded on the NYSE American stock exchange under the symbol "AUST". The Company's address is the 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

The Company is focused on the acquisition, exploration and evaluation of mineral resource properties primarily in the western United States of America ("USA").

The Company has not yet determined whether its mineral resource properties contain mineral reserves that are economically recoverable. The continued operation of the Company is dependent upon the preservation of its interest in its properties, the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration, evaluation and development of such properties and upon future profitable production or proceeds from the disposition of such properties.

(b) Going concern assumption

These unaudited condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from March 31, 2025. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the three months ended March 31, 2025, the Company incurred a net loss of $499,509 (2024 - $775,669) and used cash in operating activities of $327,310 (2024 - $397,628). As at March 31, 2025, the Company had cash and cash equivalents of $614,892 (December 31, 2024 - $381,899), a working capital (current assets less current liabilities) surplus of $4,759,439 (December 31, 2024 - $5,184,549) and an accumulated deficit of $10,598,762 (December 31, 2024 - $10,099,253).

The operations of the Company have primarily been funded by the issuance of common shares. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management estimates its current working capital will be sufficient to fund its current level of activities for at least the next twelve months.

2. MATERIAL ACCOUNTING POLICY INFORMATION

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

2. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

The Company's material accounting policy information applied in these unaudited condensed interim consolidated financial statements are the same as those disclosed in Note 3 of the Company's audited annual consolidated financial statements for the years ended December 31, 2024, 2023 and 2022. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's most recent audited annual consolidated financial statements.

The functional currency of the Company and its subsidiary is the United States dollar ("USD" or "$"). The presentation currency of these unaudited condensed interim consolidated financial statements is USD. Any reference to Canadian dollars is denoted by "C$" or "CAD".

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 7, 2025.

(b) Significant accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant accounting policy judgments include:

  The assessment of the Company's ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain (refer to Note 1b); and
  The application of the Company's accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company's E&E assets and concluded that no impairment indicators exist as of March 31, 2025.

Significant sources of material estimation uncertainty include:

  The determination of the fair value of share options issued by the Company (refer to Note 8c).

(c) New accounting standards and recent pronouncements

The following standards, amendments and interpretations have been issued but are not yet effective:

  In May 2024, the International Accounting Standards Board ("IASB") issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

2. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance ("ESG")-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income (loss). The amendments are effective for annual periods beginning on or after January 1, 2026 with early adoption permitted. This amendment is not expected to have a material impact on the Company.

  In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The new standard on presentation and disclosure in financial statements focuses on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is in the process of assessing the impact of this standard.

There are no other IFRS Accounting Standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a significant impact on the Company.

3. CASH AND CASH EQUIVALENTS

As at March 31, 2025, the composition of cash and cash equivalents consists of cash in the amount of $614,892 (December 31, 2024 - $381,899). The Company does not hold any term deposits with an original maturity date of less than three months.

4. SHORT-TERM INVESTMENTS

	March 31,	December 31,
	2025	2024

Term deposits	$3,428,579	$4,150,487
Redeemable short-term investment certificates ("RSTICs")	771,661	763,895
	$4,200,240	$4,914,382

As at March 31, 2025, the term deposits mature between April 21, 2025 and August 18, 2025 and the RSTICs mature on July 22, 2025.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

5. RECEIVABLES AND OTHER

	March 31,	December 31,
	2025	2024

Prepaid expenses and deposits	$47,866	$100,898
Tax receivables	5,528	16,068
	$53,394	$116,966

6. E&E ASSETS

The E&E assets of the Company, by property and nature of expenditure, as of March 31, 2025 were as follows:

	Kelly Creek	Lone Mountain	Stockade Mountain	Fourmile Basin	Total
Balance - December 31, 2024	$719,533	$1,379,437	$1,978,504	$-	$4,077,474
E&E expenditures:
Consulting	-	40,702	24,229	650	65,581
Field supplies and rentals	-	162	255	-	417
Field work	-	-	2,959	-	2,959
Government payments	-	-	1,460	-	1,460
Share-based compensation	4,364	4,365	4,365	-	13,094
Technical and assessment reports	-	750	-	-	750
Travel	-	-	-	120	120
Write-off of E&E assets	-	-	-	(770)	(770)
Total E&E expenditures	4,364	45,979	33,268	-	83,611
Balance - March 31, 2025	$723,897	$1,425,416	$2,011,772	$-	$4,161,085

(a) Kelly Creek Project (Nevada, USA)

The Company entered into an agreement with Pediment Gold LLC ("Pediment"), a subsidiary of URZ3 Energy Corp. ("URZ") (formerly Nevada Exploration Inc. ("NGE")), for an option to earn up to a 70% interest in a joint venture on the Kelly Creek Project.

On June 3, 2024, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. Under this third amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 (in progress) of E&E expenditures on the project by June 30, 2027. The cumulative total includes E&E expenditures incurred on the project as of June 3, 2024 in the amount of $923,757.

The Company has the option to increase its participating interest by an additional 19% to a total of 70% by incurring an additional C$2,500,000 on E&E expenditures with no time limit, although the Company must continue to pay the underlying property lease payments and the United States Department of the Interior Bureau of Land Management ("BLM") and county fees to keep the properties subject to the joint venture in good standing.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

6. E&E ASSETS (Continued)

There are minimum annual royalty payments required by the Company as part of an underlying agreement within the Kelly Creek Project. On June 6, 2024, the Company and Julian Tomera Ranches, Inc. agreed to amend the terms of the mining lease agreement (the "Hot Pot Agreement"). Under this sixth amendment, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023	$30,000	Paid
September 16, 2024	$20,000	Paid
September 16, 2025	$20,000
September 16, 2026	$25,000
September 16, 2027 and every year thereafter	$30,000

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

(b) Lone Mountain Project (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Lone Mountain Project with NAMMCO. Under the terms of the agreement, the Company is subject to the following pre-production payments:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000	Paid
November 1, 2025 and every year thereafter(1)	$30,000

(1) Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

The Company is required to incur the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	Completed
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1) The work commitment terminates when $1,800,000 has been spent on the property.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

6. E&E ASSETS (Continued)

Any mineral production on the claims is subject to a 3.0% net smelter return royalty. The net smelter return royalty can be reduced from 3.0% to 2.5% for $2,000,000. The Company has the option to purchase the entire interest in the project, except for the royalty, once there is a discovery of at least 500,000 ounces of gold (or equivalent in other metals) or a pre-feasibility study has been completed. The Company may exercise this option by payment of $2,000,000, reduced by the pre-production payments paid to the date of purchase.

(c) Stockade Mountain Project (Oregon, USA)

The Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC ("BMR") to lease a 100% interest in the Stockade Mountain Project. Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000	Paid
November 16, 2024	$25,000	Paid
May 16, 2025	$25,000
November 16, 2025 and every six months thereafter	$25,000

The Company is required to incur minimum E&E expenditures on the property of $30,000 by May 16, 2023 (completed). On February 28, 2024, the Company executed an amendment to the mineral lease and option agreement with BMR eliminating the requirement of 2,000 meters of drilling by May 16, 2024.

BMR will retain a 2.0% net smelter return royalty on claims owned by BMR and 0.25% net smelter return royalty on third-party claims acquired within the area of influence around the property. Payments to BMR totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties on wholly owned claims from 2.0% to 1.0%.

(d) Project reclamation requirements

As at March 31, 2025, the Company holds total surety bonds of $38,863 in favour of the BLM and $43,252 in favour of the Oregon Department of Geology and Mineral Industries in support of the reclamation requirements for its projects.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2025	2024
Trade payables	$78,195	$183,717
Accrued liabilities	30,892	44,981
	$109,087	$228,698

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

8. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At March 31, 2025, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Other reserves

The Company's other reserves consisted of the following:

	March 31,	December 31,
	2025	2024

Other reserve - Share options	$3,480,262	$3,326,971
Other reserve - Warrants	63,228	63,228
	$3,543,490	$3,390,199

(c) Share options

The following table summarizes the changes in share options for the three months ended March 31:

	2025		2024
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price

Outstanding, January 1,	3,621,666	$1.01	3,463,333	$1.06
Expired	-	-	(66,667)	2.25
Outstanding, March 31,	3,621,666	$1.01	3,396,666	$1.03

The following table summarizes information about share options outstanding and exercisable at March 31, 2025:

	Share options outstanding		Share options exercisable
Exercise prices	Number of share options outstanding	Weighted average years to expiry	Number of share options exercisable	Weighted average exercise price
$0.51 - $1.00	3,055,003	3.37	1,701,253	$0.82
$2.01 - $2.50	566,663	4.91	566,663	2.09
	3,621,666	3.61	2,267,916	$1.13

Share-based compensation expense related to share options for the three months ended March 31, 2025 was $153,291 (2024 - $401,759) of which $140,197 (2024 - $351,848) has been expensed in the unaudited condensed interim consolidated statement of loss and comprehensive loss and $13,094 (2024 - $49,911) has been capitalized to E&E assets.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

8. SHARE CAPITAL AND OTHER RESERVES (Continued)

(d) Warrants

The following table summarizes the changes in warrants for the three months ended March 31:

	2025		2024
	Number of warrants	Warrant reserve	Number of warrants	Warrant reserve
Outstanding, January 1,	100,000	$63,228	100,000	$59,702
Transactions during the period:
Value assigned to warrants vested - consultants	-	-	-	2,630
Outstanding, March 31,	100,000	$63,228	100,000	$62,332

At March 31, 2025, the weighted average exercise price for the outstanding warrants is $0.81 (2024 - $0.81) and the weighted average remaining life is 0.59 years (2024 - 1.59 years).

9. RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company's directors and officers including its President, Vice President ("VP") Exploration, VP Business Development and Chief Financial Officer ("CFO").

Directors and key management compensation is as follows:

		For the three months ended
	March 31,	March 31,
	2025	2024
Management salaries and consulting fees	$173,391	$181,170
Share-based compensation	144,495	388,614
Directors' fees	18,231	18,337
	$336,117	$588,121

For the three months ended March 31, 2025, the Company's officers incurred $22,261 (2024 - $24,383) of expenditures in the normal course of business on behalf of the Company.

For the three months ended March 31, 2025, the Company incurred $16,156 (2024 - $17,029) of expenditures with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the unaudited condensed interim consolidated statement of loss and comprehensive loss.

As at March 31, 2025, accounts payable and accrued liabilities include $38,903 (December 31, 2024 - $32,979) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project (refer to Note 6a) and owns 89,240 common shares of URZ (formerly NGE). As at March 31, 2025, the VP Business Development and a director of the Company serve as directors of URZ (formerly NGE). The VP Business Development served as interim Chief Executive Officer of URZ (formerly NGE) from December 31, 2023 to May 13, 2024.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

10. FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company's cash flows or value of its financial instruments.

(i) Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the unaudited condensed interim consolidated statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of March 31, 2025, with all other variables held constant:

Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$5,915	$(5,915)
Receivables and other	901	(901)
Marketable securities	838	(838)
Accounts payable and accrued liabilities	(6,386)	6,386

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and short-term investments. The Company's current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and short-term investments mature impact interest and finance income earned.

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of March 31, 2025, with all other variables held constant, would be nominal.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

10. FINANCIAL RISK MANAGEMENT (Continued)

The carrying amount of financial assets represents the maximum credit exposure:

	March 31,	December 31,
	2025	2024
Cash and cash equivalents	$614,892	$381,899
Short-term investments	4,200,240	4,914,382
	$4,815,132	$5,296,281

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with Canadian Tier 1 chartered financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions (refer to Note 6d).

Contractual undiscounted cash flow requirements for contractual obligations as at March 31, 2025 are as follows:

	Carrying amount	Contractual cash flows	Due within 1 year	Due within 2 years	Due within 3 years
Accounts payable and accrued liabilities	$109,087	$109,087	$109,087	$-	$-
	$109,087	$109,087	$109,087	$-	$-

(d) Fair value estimation

The Company's financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

10. FINANCIAL RISK MANAGEMENT (Continued)

The following tables present the Company's financial assets and liabilities measured at fair value on a recurring basis, by level, within the fair value hierarchy.

As at March 31, 2025		Fair value
	Carrying value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$8,380	$8,380	$-	$-
	$8,380	$8,380	$-	$-

As at December 31, 2024		Fair value
	Carrying value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$12,404	$12,404	$-	$-
	$12,404	$12,404	$-	$-

The Company's financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using URZ's (formerly NGE's) share price on the TSX Venture Exchange.

11. COMMITMENTS

The Company executed an introductory agent agreement with BMR (the "BMR Agreement"). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	$5,000
6 months after acquisition	$5,000
12 months after acquisition	$5,000
18 months after acquisition	$5,000
24 months after acquisition	$7,500
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

As at March 31, 2025, the BMR Agreement is not in effect for any of the Company's mineral projects.

AUSTIN GOLD CORP. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2025 and 2024 Expressed in United States dollars, except for share data

12. SEGMENTED INFORMATION

Exploration and development of mineral projects is considered the Company's single business segment. All of the Company's E&E assets are located in the USA.